April 26, 2010

«MRMS» «FULLNAME»
«AADDRESS1»
«AADDRESS2»
«AADDRESS3»
«ACITY», «ASTATE»   «AZIP»

Dear «SALUTATION»:

Both our FMI Large Cap and Small Cap equity composites performed roughly in line with their respective benchmarks for the first quarter ended March 31, 2010, with the Large Cap portfolio advancing 5.97% (gross), versus a gain of 5.38% for the Standard & Poor’s 500 Index, and the Small Cap strategy up 9.14% (gross) versus 8.85% for the Russell 2000 Index.

From a longer-term perspective, our performance results are as follows:

Fiduciary Management, Inc. - Small Cap Equity Composite – Gross of Fees (%)	As of March 31, 2010

	Annualized Returns					Cumulative
	1 Year	3 Years	5 Years	10 Years	Since Inception	Since Inception
Fiduciary Small Cap Equity	63.47	3.06	8.63	11.44	14.81	6419.68
Russell 2000 Index	62.74	-3.99	3.36	3.68	10.58	1997.06

Inception:  1/1/1980

Fiduciary Management, Inc. – Large Cap Equity Composite – Gross of Fees (%)	As of March 31, 2010

	Annualized Returns					Cumulative
	1 Year	3 Years	5 Years	7 Years	Since Inception	Since Inception
Fiduciary Large Cap Equity	51.57	1.45	6.01	12.19	9.38	129.26
Standard & Poor’s 500 Index	49.73	-4.17	1.92	6.80	0.57	5.39

Inception:  12/31/2000

On February 24, 2010, Rob Silverblatt of U.S. News & World Report named our FMI Large Cap Fund, which mirrors our FMI large cap equity strategy, “the top-scoring large-blend fund in the U.S. News rankings” in his article entitled, “The Best Mutual Funds for 2010.”  The February 26, 2010 issue of USA TODAY named the FMI Large Cap Fund one of “USA TODAY’S 2010 Mutual Fund All-Stars,” and with respect to the Fund’s investment performance, John Waggoner remarked (based on performance through 2/18/10)1 that the FMI Large Cap Fund “beat 99% of its peers the past five years” within the large cap value category.  Additionally, on March 24, 2010, Andrew Gogerty of Morningstar named the FMI Large Cap Fund one of the best funds in the large cap blend category, commenting, “A clearly defined investment philosophy and history of consistent execution led us to make this large-blend fund a Fund Analyst Pick in March 2010.”

1	The average annual total returns of the FMI Large Cap Fund for 1 year, 5 year and inception (12/31/01) periods (annualized) ended March 31, 2010 were: 49.77%, 5.33%, and 6.98%, respectively.

100 East Wisconsin Avenue, Suite 2200 • Milwaukee, Wisconsin 53202
414-226-4545 • Fax 414-226-4545 • www.fiduciarymgt.com

«MRMS» «FULLNAME»
April 26, 2010

In the September 2009 issue of Kiplinger’s Personal Finance, the FMI Common Stock Fund, which mirrors our small cap equity composite, was the 6th-best performing small- to mid-cap blend fund, with an annualized return of 10.2%2 for the 20-year period ending June 30, 2009.  In the same issue, the FMI Large Cap Fund ranked 9 in the large cap blend fund category for the 5-year period ending June 30, 2009.  The entire team at Fiduciary Management is extremely pleased with the recognition of our long-term performance…the standard by which we measure our success.

I have enclosed our Investment Strategy Outlook (ISO) letters for the first quarter of 2010, for both our small and large cap equity portfolios.  As we detailed in our letters for the fourth quarter of 2009, we continue to feel that the market is somewhat extended at this time, and while an economic recovery is underway, the market has more than discounted the near-term fundamentals.  As such, both portfolios have been moved to a more conservative posture with the addition of new names that are somewhat more defensive in nature.  If the economy remains strong, and the market continues its upward trajectory, we will no doubt underperform.  This has happened before during our 30-year history, and may well happen again in 2010.  We feel, however, that at this time, with valuations where they currently reside, it is prudent to implement a slightly more conservative stance.

We are continuing to feel very good about the prospects for both of our strategies for the next 3-5 years, and feel very comfortable that our investment philosophy and approach will lead to continued outperformance over the long-term.  As always, we appreciate your continued interest in Fiduciary Management, Inc.

Sincerely,

Ted D. Kellner, CFA
Chairman and
Chief Executive Officer

/pmh

Enclosures

2	The average annual total return of the FMI Common Stock Fund for 1, 5 and 10-year periods (annualized) ended March 31, 2010 were: 60.48%, 7.83%, and 10.40%, respectively.

100 East Wisconsin Avenue, Suite 2200 • Milwaukee, Wisconsin 53202
414-226-4545 • Fax 414-226-4545 • www.fiduciarymgt.com